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                                                                  Exhibit 3.1


                       TRINET CORPORATE REALTY TRUST, INC.

                          AMENDED AND RESTATED CHARTER

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      FIRST: James R. Reinhart, whose post office address is Four Embarcadero
Center, Suite 3150, San Francisco, CA 94111, being at least (18) eighteen years of age, does hereby form a corporation (the "Corporation") under the general laws of the State of Maryland.

            SECOND: The name of the corporation (which is hereinafter called the "Corporation") is:

                     TRINET CORPORATE REALTY TRUST, INC.

            THIRD: The purposes for which, and any of which, the Corporation is formed and the business and objects to be carried on and promoted by it are:

            (1) To engage in any lawful act or activity for which corporations may be organized under the Maryland General Corporation Law.

            (2) To engage in any one or more businesses or transactions, or to acquire all or any portion of any entity engaged in any one or more businesses or transactions, which the Board of Directors may from time to time authorize or approve, whether or not related to the business described elsewhere in this Article or to any other business at the time or theretofore engaged in by the Corporation.

                  The foregoing enumerated purposes and objects shall be in no way limited or restricted by reference to, or inference from, the terms of any other clause of this or any other Article of the Charter of the Corporation, and each shall be regarded as independent; and they are intended to be and shall be construed as powers as well as purposes and objects of the Corporation and shall be in addition to and not in limitation of the general powers of corporations under the General Laws of the State of Maryland.

      FOURTH: The present address of the principal office of the Corporation in the State of Maryland is c/o Patricia McGowan, Ballard Spahr Andrews & Ingersoll, LLP, 300 East Lombard Street, Baltimore, Maryland 21202.

      FIFTH: The name and address of the resident agent of the Corporation in the State of Maryland is c/o CSC-Lawyers Incorporating Service Company, 11 East Chase Street, Baltimore, Maryland 21202. Said resident agent is a Maryland corporation.

      SIXTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 100, all of which shall be shares of Common Stock, par value $.01 per share (the "Common Stock"). The aggregate par value of all authorized shares having a par value is $1.00.
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      SEVENTH: The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The number of directors of the Corporation shall be not less than three, nor more than twenty, which number may be increased or decreased by at least two-thirds of the entire Board of Directors pursuant to the Bylaws of the Corporation, but shall never be less than the minimum number permitted by the General Laws of the State of Maryland now or hereafter in force. For so long as the Corporation is a party to the Third Amended and Restated Revolving Credit Agreement, dated as of June 1, 1998, between the Corporation, Morgan Guaranty Trust Company of New York, Bank of America, N.A., and the other banks party thereto, as the same may be amended from time to time (the "Credit Agreement"), the Board of Directors shall include one director (the "Special Director") who qualifies as "independent" in accordance with Standard & Poor's standard requirement as in effect from time to time.

      For so long as the Corporation is a party to the Credit Agreement, a unanimous vote of all members of the Board of Directors of the Corporation, including the Special Director, shall be required for the Corporation to (i) file a voluntary insolvency proceeding, (ii) sell, transfer or convey in any three month period, any real property assets to Starwood Financial Inc. or any wholly-owned subsidiary of Starwood Financial Inc. or any Affiliate of Starwood Financial Inc., that exceed, either individually or in the aggregate, five percent (5%) of the Combined Asset Value (as such term is defined in the Credit Agreement) or (iii) amend this Charter in any way which would have the effect of modifying or deleting any provision relating to the Special Director. For purposes of this paragraph, an Affiliate of Starwood Financial Inc. is any person that directly or indirectly controls or is controlled by, or is under common control with, Starwood Financial Inc. Control means the possession, directly or indirectly, of the power to vote fifteen percent (15%) or more of the equity securities having voting power for the election of directors or otherwise to direct or control the management of a company.

      The initial directors of the Corporation are:

Barry S. Sternlicht         Jeffrey G. Dishner         Robin Josephs
Jay Sugarman                Jonathan D. Eilian         Merrick R. Kleeman
Spencer B. Haber            Madison F. Grose           William M. Matthes
Willis Andersen, Jr.        Robert W. Holman, Jr.      John G. McDonald
Stephen B. Oresman          Kneeland C. Youngblood     Betsy Cohen
George R. Puskar

      EIGHTH: The Corporation elects not to be governed by: (i) the Maryland Business Combination Statute, which is Section 3-602 of the Maryland General Corporation Law ("MGCL"), pursuant to Section 3-603(e)(1)(iii) of the MGCL, or
(ii) the Maryland Control Share Acquisition Statute, which is Section 3-701 et seq. of the MGCL with respect to the acquisition by any person of shares of stock of the Corporation pursuant to Section 3-702(b) of the MGCL.

      NINTH:  The duration of the Corporation shall be perpetual.

      TENTH: In the event any term, provision, sentence or paragraph of the charter of the Corporation is declared by a court of competent jurisdiction to be invalid or unenforceable, such term, provision, sentence or paragraph shall be deemed severed from the remainder of the charter, and the balance of the charter shall remain in effect and be enforced to the fullest extent permitted by law and shall be construed to preserve the intent and purposes of the charter. Any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such term, provision, sentence or paragraph of the charter in any other jurisdiction.